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                          March 25, 2021

       Robert Fried
       Chief Executive Officer
       ChromaDex Corp.
       10900 Wilshire Blvd., Suite 600
       Los Angeles, California 90024

                                                        Re: ChromaDex Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed March 23,
2021
                                                            File No. 333-254624

       Dear Mr. Fried:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matt Robbins, Esq.